United States securities and exchange commission logo





                             January 30, 2023

       Wai Lau
       Chief Executive Officer
       Intelligent Group Ltd
       6/F, Wing On Cheong Building
       5 Wing Lok Street
       Sheung Wan, Hong Kong

                                                        Re: Intelligent Group
Ltd
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted January
6, 2023
                                                            CIK No. 0001916416

       Dear Wai Lau:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.



       Amendment No. 4 to Draft Registration Statement on Form F-1 submitted January 6, 2022

       Cover Page

   1.                                                   We note your revised
disclosure that    [o]n December 23, 2022, the Accelerating Holding
                                                        Foreign Companies
Accountable Act was enacted, which amended the HFCA by
                                                        extending the
aforementioned inspection period to from two to three consecutive years . . .
                                                        .    Please revise to
clarify that pursuant to the Accelerating Holding Foreign Companies
                                                        Accountable Act and
related statutes and regulations, the inspection period was shortened
                                                        (as opposed to
extended) to "two consecutive years instead of three" as you disclose on
 Wai Lau
Intelligent Group Ltd
January 30, 2023
Page 2
      page 4 and thus, reduced the time period before your ordinary shares may be prohibited from trading or delisted. Please make conforming changes as appropriate throughout the prospectus.
Business
Employees, page 67

2. We note your disclosure regarding your number of employees as of April 2022. Please revise to provide the information required for the periods specified in
Item 6.D of Form
      20-F.
Unaudited Condensed Consolidated Statements of Income, page F-22

3. We reviewed your response to comment 2. Pro forma per share data is appropriate when dividends exceed earnings in the current year, even though the stated use of offering proceeds is other than for the payment of dividends. In these situations, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Please revise to disclose pro forma per share data. Refer to
      SAB Topic 1:B.3.

        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 with any other questions.



                                                           Sincerely,
FirstName LastNameWai Lau
                                                           Division of
Corporation Finance
Comapany NameIntelligent Group Ltd
                                                           Office of Trade &
Services
January 30, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName